Grantham, Mayo, Van Otterloo & Co. LLC

MEMORANDUM

To:              David Lyons
Matthew Dunlap

From:              Judith Lyden

cc:              Andy Luu

Date:              April 26, 2011

Re:              GMO Trust - Item 77 Attachments - Form N-SAR
For Period September 1, 2010 through February 28, 2011 (and current)

Item 7
Proposed new series of the Trust target date to launch, June 2011:  GMO Asset Allocation International  Small Companies Fund, GMO International Large Cap Value Fund and GMO Benchmark-Free Fund.

Item 77E:  Legal Proceedings
Series 15 – GMO Emerging Markets Fund
Indian regulators have alleged that the Fund violated certain conditions under which it was granted permission to operate in India and have restricted a portion of the Fund’s locally held assets pending resolution of the dispute.  The amount of these restricted assets represents less than 0.1% of the Fund’s net assets as of August 31, 2010.   The valuation of this possible claim and all matters relating to the Fund's response to these allegations are subject to the supervision and control the Trust's Board of Trustees, and all costs in respect of this matter are being borne by the Fund.

Series 41 – GMO Special Purpose Holding Fund
As disclosed in the Fund’s financial statements, the Fund was among numerous plaintiffs that filed claims in the Arizona Superior Court on May 23, 2003 against various defendants, including J.P. Morgan Chase Bank, Credit Suisse First Boston Corp., and Deloitte & Touche in connection with the default of two asset-backed securities, NPF VI Trust and NPF XII Trust, held by the Fund.  The litigation was removed to federal court and now resides in the U.S. District Court for the Southern District of Ohio.  All claims have been settled with J.P. Morgan Chase Bank and Deloitte & Touche.  Registrant considers this litigation routine litigation incidental to its business.

GMO Emerging Country Debt Fund
In July 2005, the Fund entered into litigation against the Government of Argentina (“Argentina”) relating to Argentina’s failure to make payments on sovereign debt held by the Fund.  A judgment was awarded in the Fund’s favor on September 24, 2007; however, the Fund’s ability to collect on the judgment remains uncertain. In May 2010, Argentina commenced a public debt exchange in which certain defaulted debts, including legal judgments on those debts, were eligible to be exchanged for currently performing Argentina bonds.  The eligible portion of the Fund’s judgment was tendered in the debt exchange and the Fund received new bonds in June 2010.  The ineligible portion of the Fund’s judgment, which continues to be valued according to the Fund’s valuation policy, represented 1.7% of the net assets of the Fund as of February 28, 2011.  All costs in respect of this matter are being borne by the Fund.

In July 2008, the Fund filed claims in the High Court of Justice in Accra, Ghana against GNPA Limited (“GNPA”) seeking payment on an unconditional promissory note issued by GNPA in an amount of $5.3 million.  A judgment was awarded in the Fund’s favor on February 25, 2010; however, the defendant has appealed that judgment.  The defaulted promissory note, which continues to be valued according to the Fund’s valuation policy, represented less than 0.02 % of the net assets of the Fund as of February 28, 2011.  All costs in respect of this matter are being borne by the Fund.

Item 77I:  Terms of new or amended securities
No items to be updated at this time.  Upon approval and launch of funds noted above, the amendments to Declaration of Trust will be provided.

Item 77Q1:  Exhibits
None

Item 81:  Joint Fidelity Bond
•	Yes ($10M and a deductible of $100K)